UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934
IOMAI CORPORATION

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
46202P103

(CUSIP Number)
Intercell AG
Campus Vienna Biocenter 6
1030 Vienna
Austria
43 1 20620 0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 1, 2008

(Date of Event Which Requires Filing of this Statement)
             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.	46202P103
SCHEDULE 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Intercell AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Austria

	7	SOLE VOTING POWER

NUMBER OF		10,608,768 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,326,746 shares (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,608,768 shares (1)

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,935,514 shares (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.0%(4)

14	TYPE OF REPORTING PERSON

CO
(1) Comprised of 10,608,768 shares of common stock, par value $.01 per share (the “Shares”), of Iomai Corporation (“Iomai”), acquired by Intercell AG (“Intercell”), pursuant to the closing of a share exchange agreement, dated as of May 12, 2008, by and between Intercell and certain Iomai stockholders (the “Exchange Agreement”).
(2) Comprised of (i) 2,776,211 Shares that Intercell may be deemed to beneficially own indirectly pursuant to a voting agreement, dated as of May 12, 2008, by and between Intercell and certain Iomai stockholders (the “Voting Agreement”) and (ii) 550,535 Shares issuable upon the exercise of warrants by the holders thereof that Intercell may be deemed to beneficially own indirectly pursuant to the Voting Agreement.
(3) Comprised of (i) 10,608,768 Shares acquired by Intercell pursuant to the closing of the Exchange Agreement, (ii) 2,776,211 Shares which may be deemed to be beneficially owned by Intercell pursuant to the Voting Agreement, and (iii) 550,535 Shares issuable upon the exercise of warrants by the holders thereof, which may be deemed to be beneficially owned by Intercell pursuant to the Voting Agreement.
(4) The calculation of this percentage is based on the 25,745,083 Shares that were outstanding as of July 2, 2008, as represented by Iomai in the Proxy Statement dated as of July 10, 2008 and 550,535 Shares underlying the warrants described in footnote 3, above.

Introductory Statement.
This Amendment No. 1 on Schedule 13D (the “Amendment”) amends the Schedule 13D previously filed by Intercell AG (“Intercell”) on May 21, 2008 (“Original Schedule 13D”). Except as specifically set forth herein, the Original Schedule 13D remains unmodified.
Item 5. Interest in Shares of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
          (a)—(c) Upon consummation of the Share Exchange described in Item 4 on August 1, 2008, Intercell acquired from the Exchanging Stockholders 10,608,768 Shares of Iomai, for which Intercell possesses sole power to vote and sole power to dispose. Additionally, by reason of the execution and delivery of the Voting Agreement, Intercell may be deemed to beneficially own 3,326,746 Shares (including 550,535 Shares issuable upon the exercise of warrants by the holders thereof). In total, Intercell may be deemed to beneficially own 13,935,514 Shares, which comprise 53.0% of Shares. The calculation of this percentage is based on the 25,745,083 Shares that were outstanding as of July 2, 2008, as represented by Iomai in the Proxy Statement dated as of July 10, 2008 and 550,535 Shares underlying the warrants which may be deemed to be beneficially owned by Intercell pursuant to the Voting Agreement.
          (d) — (e) Inapplicable.
     References to, and descriptions of, the Merger Agreement, the Exchange Agreement and the Voting Agreement in this Item 5 are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to Iomai’s Current Report on Form 8-K dated May 13, 2008 and which are incorporated by this reference in this Item 5.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERCELL AG

By: Name:	/s/ Gerd Zettlmeissl Gerd Zettlmeissl
Title:	Chief Executive Officer
Dated: August 1, 2008